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                                                                    EXHIBIT 99.1
                           OMNINET INTERNATIONAL LTD.
                                 (THE "COMPANY")

                                     NOTICE

YOU ARE HERBY NOTIFIED that the 1999 Annual General Meeting of the Company will be held by Sanction granted by the Registrar of Companies, pursuant to Section 72 of the Companies Act, 1981 as amended, at the Registered Office of the Company, Washington Mall I, 22 Church Street, Hamilton HM11, Bermuda on Monday the 5th day of June, 2000 at 10:30 a.m. (Bermuda time), 2:30 p.m. (U.K. time).

                                     AGENDA

1.      Elect a Chairman, if necessary.

2.      Read Notice convening this meeting and confirm quorum.

3. To approve the Minutes of the Special General Meetings held on 20th May, 1999 and 14th April, 2000.

4. To receive the audited financial statements of the Company and Auditors' Report thereon for the first accounting period of the Company ending 28 February, 1999.

5. (a)  To fix the number of Directors at four (4).

   (b)  To elect the following Directors:

        Eric Kohn
        Marlin J. Horst
        Jeffrey G. Conyers
        Michael Schroter

   (c) To authorise the Directors to fill any casual vacancies , as and when they arise.

   (d)  To authorise Director's remuneration, if any.

6. To appoint Moore Stephens, Chartered Accountants of London as Auditors of the Company for the ensuing year.

7. To ratify and confirm the actions of the Directors and Officers since the last Annual General Meeting.


8.      Any other Business.

                                            By Order of the Directors


Dated:       26th May, 2000

To:          Shareholders and Directors